UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00856G109

(CUSIP Number)

Kevin Schwartz

PSP AGFS Holdings, L.P.

c/o Paine Schwartz Partners, LLC

475 Fifth Avenue, 17th Floor

New York, New York 10017

(212) 379-7200

With a copy to:

Corey Fox, P.C.

Ross M. Leff, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PSP AGFS Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,405,681*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,405,681*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,405,681*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B-1 Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on July 27, 2020, assuming a conversion price of $5.00 and subject to a cap on conversion of 19.99% of the Issuer’s then outstanding common stock. See Item 5 of this Schedule 13D for further information.

**	Based on 52,054,437 shares of common stock outstanding as of June 26, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on July 6, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B-1 Convertible Preferred Stock (subject to the applicable conversion cap). See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paine Schwartz Food Chain Fund V GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,405,681*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,405,681*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,405,681*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B-1 Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on July 27, 2020, assuming a conversion price of $5.00 and subject to a cap on conversion of 19.99% of the Issuer’s then outstanding common stock. See Item 5 of this Schedule 13D for further information.

**	Based on 52,054,437 shares of common stock outstanding as of June 26, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on July 6, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B-1 Convertible Preferred Stock (subject to the applicable conversion cap). See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paine Schwartz Food Chain Fund V GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,405,681*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,405,681*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,405,681*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B-1 Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on July 27, 2020, assuming a conversion price of $5.00 and subject to a cap on conversion of 19.99% of the Issuer’s then outstanding common stock. See Item 5 of this Schedule 13D for further information.

**	Based on 52,054,437 shares of common stock outstanding as of June 26, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on July 6, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B-1 Convertible Preferred Stock (subject to the applicable conversion cap). See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W. Dexter Paine, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,405,681*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,405,681*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,405,681*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B-1 Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on July 27, 2020, assuming a conversion price of $5.00 and subject to a cap on conversion of 19.99% of the Issuer’s then outstanding common stock. See Item 5 of this Schedule 13D for further information.

**	Based on 52,054,437 shares of common stock outstanding as of June 26, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on July 6, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B-1 Convertible Preferred Stock (subject to the applicable conversion cap). See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin M. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,405,681*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,405,681*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,405,681*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B-1 Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on July 27, 2020, assuming a conversion price of $5.00 and subject to a cap on conversion of 19.99% of the Issuer’s then outstanding common stock. See Item 5 of this Schedule 13D for further information.

**	Based on 52,054,437 shares of common stock outstanding as of June 26, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on July 6, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B-1 Convertible Preferred Stock (subject to the applicable conversion cap). See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 7 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of AgroFresh Solutions, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at One Washington Square, 510-530 Walnut Street, Suite 1350, Philadelphia, Pennsylvania 19106.

Item 2.	Identity and Background

(a)           This Schedule 13D is filed jointly by the following entities, all of whom are together referred to herein as the “Reporting Persons”:

(i)	PSP AGFS Holdings, L.P., a Delaware limited partnership;

(ii)	Paine Schwartz Food Chain Fund V GP, L.P., a Cayman Island limited partnership, which serves as the general partner of PSP AGFS Holdings, L.P.;

(iii)	Paine Schwartz Food Chain Fund V GP, Ltd., a Cayman Islands exempted company, which serves as the general partner of Paine Schwartz Food Chain Fund V GP, L.P.;

(iv)	W. Dexter Paine, III, a citizen of the United States, who is a director of Paine Schwartz Food Chain Fund V GP, Ltd. and disclaims beneficial ownership of any shares of common stock reported herein; and

(v)	Kevin M. Schwartz, a citizen of the United States, who is a director of Paine Schwartz Food Chain Fund V GP, Ltd. and disclaims beneficial ownership of any shares of common stock reported herein.

(b)           The business address of each of the Reporting Persons is 475 Fifth Avenue, 17th Floor, New York, New York 10017.

(c)           The principal business of: (i) PSP AGFS Holdings, L.P. is to serve as a private investment vehicle for investment in the Issuer; (ii) Paine Schwartz Food Chain Fund V GP, L.P. and Paine Schwartz Food Chain Fund V GP, Ltd. is to make and manage investments in various business organizations, including the Issuer; (iii) Mr. Paine, an individual, is to serve as the Chairman of Paine Schwartz Partners, a private equity firm and ultimate parent company of Paine Schwartz Food Chain Fund V GP, Ltd., and participate in the management of its related entities; and (iv) Mr. Schwartz, an individual, is to serve as the Chief Executive Officer of Paine Schwartz Partners, a private equity firm and ultimate parent company of Paine Schwartz Food Chain Fund V GP, Ltd., and participate in the management of its related entities.

(d)           None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The places of organization or citizen of each of the Reporting Persons, as applicable, are listed in paragraph (a) of this Item 2.

Item 3.	Sources and Amount of Funds or Other Consideration

On July 27, 2020, PSP AGS Holdings, L.P., a Delaware limited partnership (the “Investor”) acquired 150,000 shares of Series B-1 Convertible Preferred Stock of the Issuer pursuant to that certain Investment Agreement dated June 13, 2020 by and between the Investor and the Issuer (the “Investment Agreement”). The Series B-1 Convertible Preferred Stock is convertible into shares of common stock, par value $0.0001 per share of the Issuer at an initial conversion price of $5.00.

The Investor received an Equity Commitment Letter (the “Commitment Letter”) from Paine Schwartz Food Chain Fund V, L.P. pursuant to which it agreed to directly or indirectly through one or more affiliated entities (the “PSP Fund”) purchase equity securities of Investor in an aggregate amount of up to $150 million in cash, solely for the purpose of enabling Investor to meet its obligations under the Investment Agreement. The total amount of funds used by Investor to purchase the shares of Series B-1 Convertible Preferred Stock as described in this Schedule 13D was USD $150 million, which was obtained from capital contributions of limited partners of certain funds advised by Paine Schwartz Food Chain Fund V, L.P.

CUSIP No. 00856G109	Page 8 of 12 Pages

Item 4.	Purpose of Transaction

On June 13, 2020, the Issuer entered into the Investment Agreement with the Investor, whereby, subject to certain closing conditions, the Investor has agreed to purchase in a private placement an aggregate of up to $150,000,000 of new preferred stock of the Issuer as follows:

•	A total of 150,000 shares of the Issuer’s newly-designated Series B-1 Convertible Preferred Stock, par value $0.0001 per share (the “Series B-1 Preferred Stock”) was purchased on July 27, 2020 at a purchase price of $1,000 per share;

•	following the approval of the transactions contemplated by the Investment Agreement by the Australian Foreign Investment Review Board, the Issuer will issue to the Investor, for no additional consideration, a total of 150,000 shares of the Issuer’s newly-designated Series B-2 Convertible Preferred Stock, par value $0.0001 per share (the “Series B-2 Preferred Stock”); and

•	shortly thereafter, all of the outstanding shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock would be exchanged for a total of 150,000 shares of the Issuer’s newly-designated Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”).

In accordance with the terms of the Investment Agreement, the Issuer has appointed Mr. Kevin M. Schwartz and Mr. Alexander Corbacho to the board of directors of the Issuer effective as of July 27, 2020.

The description of the Investment Agreement in Item 3 and this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Each of the Reporting Persons acquired the shares of Series B-1 Preferred Stock for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, management, directors and shareholders (including Reporting Persons) of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, governance matters and such other matters as the Reporting Persons may deem relevant to their investment in the Series B Preferred Stock and any common stock they then own, and with a view to maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to any shares of the Series B Preferred Stock or Common Stock they then hold and through the exercise of their rights under the Investment Agreement.

Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s business and prospects, and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and the terms of the Investment Agreement, lend funds, invest in debt or similar investments issued by the Issuer, acquire additional shares of common stock, preferred stock of the Issuer (including Series B-2 Preferred Stock and Series B Preferred Stock) or other securities convertible into or exercisable or exchangeable for common stock from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for common stock. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Series B-1 Preferred Stock, common stock or such other securities or investments it owns or may subsequently acquire (including the Series B-2 Preferred Stock or Series B Preferred Stock) depending on various factors, including but not limited to, the price of shares of common stock, the terms and conditions of the transaction, the Issuer’s business and prospects, and prevailing market conditions, as well as liquidity and diversification objectives. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

CUSIP No. 00856G109	Page 9 of 12 Pages

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions (including investment or strategic transactions) with advisors, the Issuer or other persons.

Item 5.	Interests in Securities of the Issuer

(a), (b)

(i)	The Investor beneficially owns 10,405,681 shares of common stock, which represents 16.7% of the outstanding common stock (calculated based on 52,054,437 shares of common stock outstanding as of June 26, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on July 6, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B-1 Preferred Stock (subject to the applicable conversion cap)) (the “Calculation Method”).

(ii)	Paine Schwartz Food Chain Fund V GP, L.P. is the general partner of the Investor, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power of 10,405,681 shares of common stock, which represents 16.7% of the outstanding common stock (calculated based on the Calculation Method).

(iii)	Paine Schwartz Food Chain Fund V GP, Ltd. is the general partner of the Paine Schwartz Food Chain Fund V GP, L.P., and, as a result may be deemed to beneficially own, and have shared voting and dispositive power of 10,405,681 shares of common stock, which represents 16.7% of the outstanding common stock (calculated based on the Calculation Method).

(iv)	Mr. Paine and Mr. Schwartz are each directors of Paine Schwartz Food Chain Fund V GP, Ltd. and, as a result may be deemed to beneficially own, and have shared voting and dispositive power of 10,405,681 shares of common stock, which represents 16.7% of the outstanding common stock (calculated based on the Calculation Method). Each of Mr. Paine and Mr. Schwartz disclaim beneficial ownership of any common stock held of record or beneficially owned by Paine Schwartz Food Chain Fund V GP, Ltd., Paine Schwartz Food Chain Fund V GP, L.P. and the Investor.

(c)       Except as set forth in Item 4, none of the Reporting Persons has effected any transaction in the common stock during the past 60 days.

(d)       To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)       Not applicable.

CUSIP No. 00856G109	Page 10 of 12 Pages

Item 6.	Contracts, Arrangements, Undertaking or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Each of the rights, preferences and privileges of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B Preferred Stock (collectively, the “Preferred Stock”) are set forth in separate certificates of designation to be filed with the Secretary of State of the State of Delaware, forms of which are attached as Exhibits A, B and C, respectively, to the Investment Agreement (the “Certificates of Designation”). On July 27, 2020, the Issuer filed with the Delaware Secretary of State the Certificate of Designation for the Series B-1 Preferred Stock. As of the date hereof, neither the Series B-2 Preferred Stock nor the Series B Preferred Stock has been issued and no Certificates of Designation with respect thereto has been filed.

The Series B-1 Preferred Stock (and, when issued, the Series B Preferred Stock) will rank senior to the shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series B-1 Preferred Stock (and, when issued, the Series B Preferred Stock) will have a liquidation preference of $1,000 per share (the “Stated Value”). Holders of the Series B-1 Preferred Stock (and, when issued, the Series B Preferred Stock) will be entitled to a cumulative dividend at a rate of 16% per annum, of which 50% will be payable in cash and 50% will be payable in kind until the first anniversary of the Closing Date, after which 50% will be payable in cash, 37.5% will be payable in kind, and the remaining 12.5% will be payable in cash or in kind, at the Company’s option, subject in each case to adjustment under certain circumstances. Dividends on the Series B-1 Preferred Stock (and, when issued, the Series B Preferred Stock) will be cumulative and payable quarterly in arrears. All dividends that are paid in kind will accrete to, and increase, the Stated Value. The applicable dividend rate is subject to increase by 2% per annum during any period that the Company is in breach of certain provisions of the applicable Certificate of Designation.

The Preferred Stock will be convertible into Common Stock at the election of the holder at any time at an initial conversion price of $5.00 (the “Conversion Price”). The Conversion Price is subject to customary adjustments, including for stock splits and other reorganizations affecting the Common Stock and pursuant to certain anti-dilution provisions for below market issuances.

The Company may redeem any or all of the Series B-1 Preferred Stock (and, when issued, the Series B Preferred Stock) for cash at any time, subject, in the case of any partial redemption, to a minimum redemption amount and a minimum amount of Series B-1 Preferred Stock (or Series B Preferred Stock, as applicable) remaining outstanding. The redemption price of each share of Series B-1 Preferred Stock (or Series B Preferred Stock, as applicable) (the “Redemption Price”) would be (i) prior to the first anniversary of the Closing Date, an amount sufficient to cause the multiple on invested capital (“MOIC”), as defined in the applicable Certificate of Designations, of such share to be 1.5, (ii) after the first anniversary and on or before the second anniversary of the Closing Date, an amount sufficient to cause the MOIC of such share to be 1.75, and (iii) from and after the second anniversary of the Closing Date, an amount sufficient to cause the MOIC of such share to be 2.0. Notwithstanding the foregoing, from and after the third anniversary of the Closing Date, the Company would have the option to redeem the Series B-1 Preferred Stock (or Series B Preferred Stock, as applicable) at a redemption price equal to 100% of the liquidation preference of the shares of such series, plus any accrued and unpaid dividends to (the “Alternative Redemption Price”) if the volume-weighted average price per share of the Common Stock for the 20 trading days prior to the redemption date is at least $8.00 and a specified minimum average daily trading volume condition with respect to the Common Stock is satisfied (and if such conditions are not satisfied, the Company would have the option to redeem the Series B-1 Preferred Stock (or Series B Preferred Stock, as applicable) at a price per share equal to the greater of the Redemption Price and the Alternative Redemption Price.

In the event of a Change of Control (as defined in the Certificates of Designation), the Company would be required to make an offer to repurchase all of the then-outstanding shares of Series B-1 Preferred Stock (or Series B Preferred Stock, as applicable) for cash consideration per share equal to the greater of (i) the then-applicable Redemption Price or, in the event of a Change of Control after the third anniversary of the Closing Date, the Alternative Redemption Price, and (ii) the amount such holders would be entitled to receive at such time if the Series B-1 Preferred Stock (or Series B Preferred Stock, as applicable) were converted into Common Stock.

The Certificates of Designation provide that holders of the Preferred Stock shall have the right to vote on matters submitted to a vote of the holders of Common Stock on an as-converted basis unless required by applicable law, but in no event will the holders of Series B-1 Preferred Stock have the right to vote shares of Preferred Stock on an as-converted basis in excess of 19.99% of the voting power of the Common Stock outstanding immediately prior to the date of the Investment Agreement. The Certificates of Designation also provide that the holders of the Preferred Stock will have separate class approval rights over certain specified actions that would affect the rights of holders of the Preferred Stock.

Under the Investment Agreement, the Company is required to take certain specified efforts to seek stockholder approval, for purposes of Nasdaq listing rules, of the issuance of more than 20% of the Company’s outstanding Common Stock. Until such stockholder approval is received, the terms of the Preferred Stock limit the number of shares of Common Stock into which the Preferred Stock can be converted to 19.99% of the number of shares of Common Stock outstanding. The Company’s largest stockholder, Rohm & Haas Company (a subsidiary of Dow Inc.) (“Rohm & Haas”), has entered into a Voting and Support Agreement with the Investor, agreeing to vote its shares of Common Stock in favor of such approval.

CUSIP No. 00856G109	Page 11 of 12 Pages

Pursuant to the Investment Agreement, the Company has agreed to increase the size of its Board to ten directors in connection with the Closing Date and to appoint two individuals designated by the Investor on the Closing Date. In addition, commencing on the first anniversary of the Closing Date (or earlier under certain circumstances), the Investor would have the right to appoint additional directors to the Board, such that the total number of its designees would be proportionate to its ownership of Common Stock, on an as-converted basis.

Under the Investment Agreement, so long as the Investor beneficially owns, on an as-converted basis, at least 10% of the outstanding shares of Common Stock on an as-converted basis, subject to customary exceptions, the Company is required to give the Investor notice of any proposed issuance by the Company of any shares of Common Stock or preferred stock, or any shares convertible into or exchangeable for such shares, prior to the proposed date of issuance. The Investor is then entitled to purchase up to its pro rata share of the securities the Company proposes to issue, at the same price and on the same terms as those disclosed in the notice.

The Investor will be subject to certain standstill restrictions, including that its affiliates will be restricted from acquiring additional securities of the Company, subject to certain exceptions, until the later of (i) the date no designees of the Investor serve on the Board and the Investor has no rights (or has irrevocably waived its rights) to designate directors for election to the Board and (ii) the 18-month anniversary of the latest Applicable Closing Date. The Investor has also agreed to restrictions on its ability to dispose of shares of the Preferred Stock until the 18-month anniversary of the Closing Date, subject to certain exceptions.

The Investor will have certain customary registration rights with respect to the Common Stock issuable upon conversion of the Preferred Stock pursuant to the terms of a registration rights agreement, dated July 27, 2020, between the Issuer and the Investor (the “Registration Rights Agreement”).

The foregoing description of the terms of the Preferred Stock, the Investment Agreement, the Certificate of Designation and the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement and the exhibits thereto, which is attached hereto as Exhibit 3, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 5, 2020 among the Reporting Persons
Exhibit 2	Investment Agreement dated June 13, 2020, by and between PSP AGFS Holdings, L.P. and AgroFresh Solutions, Inc. This agreement is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 13, 2020.
Exhibit 3	Certificate of Designations of Series B-1 Convertible Preferred Stock. This agreement is incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 29, 2020.
Exhibit 4	Registration Rights Agreement, dated July 27, 2020, by and between PSP AGFS Holdings, L.P. and AgroFresh Solutions, Inc. This agreement is incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 29, 2020.

CUSIP No. 00856G109	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 5, 2020

PSP AGFS Holdings, L.P.

	By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Chief Executive Officer

Paine Schwartz Food Chain Fund V GP, L.P.

	By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its: General Partner

	By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Director

Paine Schwartz Food Chain Fund V GP, Ltd.

	By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Director

	By:	/s/ Kevin Schwartz
Name: Kevin Schwartz

	By:	/s/ W. Dexter Paine, III
Name: W. Dexter Paine, III